Filed by Extended Systems Incorporated (Commission File No. 000-23597)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Registrant: Palm Inc.
(Commission File No. 000-29597)
Subject Company: Extended Systems Incorporated

TEXT AND SLIDE PRESENTATION REGARDING PROPOSED TRANSACTION FROM WEB SITE ACCESSED BY EMPLOYEES ON MARCH 6, 2001:

        You've entered Joining Palm, a special Web site to keep you up-to-date. Catch up on the latest news. Get the answers you need. You'll find it all right here.

        Welcome!

        I'm excited that Extended Systems is joining Palm. I'm excited about our shared vision and prospects. And I'm truly excited about Palm's future.

        Palm's future will be fueled by the innovation, creativity and skills of every individual on the team. Your contributions are important and will make a difference.

        During the transition period, you'll be hearing more about Palm's business strategy and how we'll be working together. We've also made answering your questions and providing information about the people-side of the business a priority.

        Again, welcome. We're delighted to have you on board.

        /s/ Carl Yankowski

        Carl Yankowski
        CEO
        Palm, Inc.

       Additional information and where to find it

        In connection with the proposed transaction, Palm will file a registration statement on Form S-4, including a proxy statement-prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement-prospectus when they become available because they will contain important information about the proposed acquisition. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Palm with the Securities and Exchange Commission may also be obtained from Palm by directing a request to Palm.

        Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems stockholders in favor of the proposed transaction. Information regarding interests of the officers and directors of Extended Systems in the proposed acquisition will be set forth in the proxy statement-prospectus (when available). In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 20, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Extended Systems.

        About the Transition

        We'll keep you up-to-date on transition activities and decisions. Here's a brief overview of what you can expect to happen in the next few months...

        March

  Registration statements are filed.
  Transition planning begins. Transition team, made up of Palm and Extended Systems representatives, is named.
  This Web site goes live. Keep checking it for the latest!

        April - May

  Transition planning continues.
  Palm HR representatives visit Extended Systems' sites regularly to answer your questions.

        Late May - early June

  Transaction closes when regulatory approval is complete.

Frequently Asked Questions (FAQs)

        You've got questions. We've got answers.

        This section offers answers to common questions about the transition. Read on to get the inside scoop. If you don't find what you are looking for here, you can use the Feedback section to submit your questions.

        Business questions
People questions

        Business questions

        Q: What does this acquisition accomplish?
A: The addition of Extended Systems makes Palm one of the only single vendors that can provide both handheld computers and enterprise-class mobile infrastructure software and support.

        Extended Systems significantly strengthens Palm's ability to offer a suite of products, applications and services for the Enterprise. Palm will now be able to provide CIOs with a comprehensive, behind-the-firewall solution that seamlessly supports multiple mobile operating systems and devices (including the Palm family of handheld devices), groupware and Internet applications.

        In addition, Extended Systems brings:

  An established customer base and experience working with corporate enterprise customers.
  Leading synchronization and handheld management technology.
  International presence and an infrastructure/network of offices.
  Alliances with additional partners, such as Compaq, Lotus, HP, Microsoft, Ericsson, iPlanet and Psion.
  The opportunity to deepen relationships with IBM and Symbol Technologies.
  Bluetooth technology and expertise.
  Engineering talent, a sales force and management team - all with an Enterprise orientation.

        Q: What is Palm's position in the Enterprise today?
A: Palm holds the leadership position today with the largest number of partners and applications in the mobile space. A significant percentage of the Palm Economy is focused on the Enterprise.

  Hundreds of companies have standardized on Palm, including more than 130 of the Fortune 500.
  Eighty percent of Palm handhelds are synchronized at work.
  Forty percent of Palm handhelds are paid for and/or reimbursed by companies (a higher rate than the industry average).

  Palm and the Palm Economy offer handheld solutions that provide mobile access to corporate e-mail, the first of many important mobile office applications.

        Q: What does Extended Systems get that we couldn't get going it alone?
A: You gain the following:

  Palm's brand and leadership in the handheld segment (endorsement).
  Leverage that results from alignment with the leading handheld computing platform, including access to the Palm OS development community.
  Marketing and channel presence.
  Palm's breadth of strategic relationships, including those with Enterprise Sis, ISVs, and wireless vendors and carriers.

        Q: How does Extended Systems' technology fit with other acquired technologies, such as WeSync? What about ActualSoft and Anyday.com technologies?
A:

  Extended Systems' mobile services infrastructure provides a platform on which WeSync's n-way syncing capability can be delivered. WeSync brings a talented engineering team to Palm, while Extended Systems brings a complete infrastructure software business.
  The alignment between Extended Systems and AnyDay.com will be enhanced.
  Palm's previous acquisition of ActualSoft brought a leading Enterprise handheld e-mail client to Palm.
  All of these acquisitions fill out different elements of Palm's overall mobile solutions architecture.

       Q: Does Palm plan to keep the Extended Systems name and/or its product names?
A: Yes, at least in the short-term. Later, we will determine the optimal branding/product naming convention for our business.

        Q: Will Palm use HotSync Server or Extended Systems' XTNDConnect product or support both?
A: Palm plans to migrate existing HotSync customers to the XTNDConnect product offering. It will support customers through the transition. Enterprise customers will be hearing more on the details of this program from their Palm or Extended Systems Enterprise sales representatives.

       Q: What devices and databases will the Palm/Extended Systems solution support?
A: The mobile synchronization and management software will continue to support:

  Palm
  PocketPC
  Symbian/EPOC

  WAP and RIM devices supporting Microsoft Exchange
  Lotus Notes/Domino
  IMAP
  SMTP
  LDAP
  ICAL
  Any ODBC-compliant database application

        People questions

         Q: Where will Extended Systems fit into Palm once the acquisition is complete?
A: Extended Systems will become part of Palm's Enterprise business unit, which will be headed by Steve Simpson.

        Q. When will we change to Palm benefits?
A. You'll transition to Palm benefits as soon as the acquisition is completed. There will be no lapse in coverage. Keep checking About Benefits for information as it develops.

        Q: Once the transaction is completed, will there be a change in our paydays?
A: U.S.-based Palm employees are semimonthly. Non-U.S.-based employees are paid monthly. For more information about pay practices, go to About Pay.

        Q: How is overtime paid at Palm?
A: U.S. non-exempt, full-time employees are eligible for additional pay for work performed beyond their regularly scheduled daily and weekly hours. This can vary by state. Hours at Palm are generally 8:30 a.m. to 5 p.m. Monday through Friday, with a half-hour lunch period each day. After an employee has worked the normal 40 hours, all additional time is paid at a rate of 1 1/2 times the employee's hourly rate. Depending on company work needs, employees are required to work overtime when requested.

        If you do not live in the U.S., overtime policies and pay practices vary from one country to another based on local laws and customs.

        Q. How does Palm's 401(k) plan compare with Extended Systems' plan?
A. Palm's 401(k) plan, available to U.S. employees, is with Fidelity Investments - the same as Extended Systems' plan. However, the investment funds are not exactly the same. Palm's company matching contribution is comparable to Extended Systems' 3% maximum match. But with the Palm 401(k), you can contribute more pre-tax - up to 22% of your gross pay (versus 15% at Extended Systems).

        Q. What if I have a 401(k) loan? What will happen?
A. During the transition, we will be working closely with Fidelity in transferring all employee accounts to the Palm 401(k) Plan. Any outstanding loans will also transfer.

      Q. In moving to Palm, will we get credit for years of service?
A. Yes. Years of service count for all Palm benefits, including stock option vesting, 401(k) matching contributions and all other benefits.

      Q. How soon after the acquisition will we be connected to Palm via e-mail, phone, etc.?
A. Getting everyone connected is an essential part of the transition. How soon that happens depends on a number of factors, but our goal is connectivity - including e-mail, phone and the intranet - as soon as possible after the deal is closed. We'll keep you in the loop and give you specific dates as soon as we know them. In the meantime, use this Web site to keep posted on the latest transition news.

      One thing to keep in mind: Palm is still a new company. We're barely a year old and are still building our infrastructure. For this reason, you can expect some bumps during the transition. Be patient ... and if you see ways to improve the process, we welcome your suggestions. Visit the Feedback section to submit your suggestions.

      Q: Is there a resource that provides more details about Palm or the acquisition?
A:

  The transition team will meet regularly, and their decisions and other transition-related information will be posted on this Web site.
  Palm HR representatives will visit your location regularly throughout the transition to answer your questions.
  You can access the Feedback page any time and any day if you have specific questions or suggestions related to the acquisition.
  Palm's Web site, www.palm.com, contains a wealth of information.
  Soon after the acquisition is completed, a full new-hire orientation will be held. A Palm team will provide details of Palm's history, organizational structure, the "Zen of Palm" and more.

Palm & Extended Systems:

Two Companies That are Connecting The World… Are Now Connected

March 6, 2001

Today's agenda

- **Introduction & Background**
  Steve Simpson, ES President & CEO
- **About Palm & Strategic Rationale**
  Carl Yankowski, Palm CEO
- **Welcome to Palm**
  Stewart Gill, Palm Chief Human Resources Officer

2
Palm, Inc. Confidential

A brief history…

- Founded in 1992 as a software “Graffiti” co.
- Acquired by US Robotics in 1996
- U.S. Robotics became part of 3Com in 1997
- Palm stock began trading March 2000
- Palm spun off from 3Com in July 2000

pilot

- **Original Palm Pilot**

- **Palm VII™ first integrated wireless handheld**

1996 **1999**

3
Palm, Inc. Confidential

Palm pioneered and helped create today's rapidly growing handheld market

- Sharp Wizard
- General Magic
- Newton

- Original Palm Pilot

- Qualcomm PDQ Phone with Palm OS®
- Palm VII™ Wireless handheld debuts

- Palm Powered™ Devices: triple threat wireless solutions to include software, sleds, and integrated devices

Early 1990's — 1996 — 1998 — 1999 — Today and Tomorrow

4
Palm, Inc. Confidential

Today Palm …

- Is the world leader in handheld devices & OS
- Sells products in more than 35 countries
- Is headquartered in Santa Clara, CA
- Has more than 1,500 employees worldwide
- Has 145,000+ developers, 8,500+ applications, 300+ add-on devices
- Has acquired 3 other companies in last 12 months:
  - AnyDay
  - Actual Software
  - WeSync

5
Palm, Inc. Confidential

Palm is the market share solutions leader

- Palm Handheld:
  - 68% worldwide share, 1H 2000, IDC
  - 61% U.S. retail share, Jan. 2001 PC Data
- #1 U.S.
- #1 U.K., Europe
- #1 Asia Pacific
- 11 million handhelds sold
- Enterprise, education, consumer focus

6
Palm, Inc. Confidential

Palm OS is the market share leader

- Palm Operating System:
  - 76% of worldwide Personal Companion share, 2000 IDC
  - 90% of U.S. retail share, Jan. 2001 PC Data

- 8,000+ software programs, the most handheld applications today
- Broadest OS support for licensees today

7
Palm, Inc. Confidential

World-class licensees and partners expand Palm OS into new markets

8
Palm, Inc. Confidential

Blue chip partners and customers drive Palm into the Enterprise

Partners

SAP
REUTERS
COMPUTER ASSOCIATES
Lotus
Tivoli
SYBASE
PEOPLESoft
IBM
Sun microsystems
SIEBEL
AETHER
ORACLE
Remedy Corporation

Mobile Applications

VOLVO cars
MICHELIN North America
U.S. NAVY
Andersen Consulting
webvan
FIAT
SALOMONSMITHBARNEY
AF AMERICAN Freightways
CITIZEN
USG
The Atlanta Journal-Constitution

Wireless Applications

UNITED STATES POSTAL SERVICE
Charles Schwab
Prudential
CEDARS-SINAI
Deutsche Bank
Fidelity Investments
AmericanAirlines
Famous Footwear
Countrywide

9
Palm, Inc. Confidential

Palm Economy is Supported by a Strong and Accelerating Developer Community

Total Developers
(in Thousands)
150
130
110
90
70
50
30
10
-10
Over 145,000 Developers
Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
1999
2000
2001

Source: Palm

10
Palm, Inc. Confidential

Strong revenue growth

$ Millions
$7.1
$114.0
$272.1
$563.5
$1,057.6
$176.5
$258.6
$272.3
$350.2
$401.0
$522.2

We must seize the wireless opportunity

"By 2003, more than 60 percent of all mobile computing devices sold will be wirelessly enabled." - *Forrester*

64%
50%
20%
3%
2000
2001
2002
2003
% of devices that will be wirelessly enabled

12
Palm, Inc. Confidential

An early leader in wireless service with Palm.Net

- Fully launched service only 17 months ago
- More than 650 web-clipping applications now available
- Providing mobile access to AOL, Yahoo, Fidelity, ABC News, Wall Street Journal and other content
- 150,000+ subscribers in North America

13
Palm, Inc. Confidential

Palm is driving innovation through expansion and I/O technology

Version 1.0
handspring
4Mb Flash Module
4MB CF
COMPACTFLASH™
SanDisk
The Solid Advantage
4MB
SONY
MEMORY STICK
SanDisk
Lock
SD
64MB

2.125 x 2.25 x 0.312 inches	1.688 x 1.406 x 0.156 inches	.813 x 1.938 x 0.094 inches	.938 x 1.25 x 0.063 inches

Thickness

14
Palm, Inc. Confidential

Secure Digital I/O prototypes

Modem
MODEM
Digital
Still
Camera
CAMERA
Global
Positioning
System
GPS
MP3 Player
MP3
Bluetooth
Module
BLUETOOTH
Barcode
Scanner
SCANNER

15
Palm, Inc. Confidential

Palm's Vision

From a Palm™ device in every hand, to the world in every Palm Powered™ product

PalmVIIx

16
tial

Expanding Vision of Solutions

me-Commerce
eWallet
Business Apps
CRM
ERP
Legacy Apps
Messaging
Integrated
Telephony
+ PIM
Web PIM
PIM
Date Book
Address
To Do List
Memo Pad
Anyday
MyPalm
MultiMail
SMS
IMessenger
OS-based security
smartcard
e-wallet
XTNDConnect Platform
SD expansion
encryption
Palm Pilot
HotSync
Palm VII
palm.net
Web Clipping
WeSync
Palm OS 4 & 5
Notification
enabling
technologies

17
Palm, Inc. Confidential

Handheld adoption in the Enterprise is tracking Palm's vision…

Mobile Business Apps
Corporate Email & Intranet Access
PIM & PC Companion
2000
2001
2002

18
Palm, Inc. Confidential

Palm in the Enterprise today…

- Over 350 companies standardize on Palm, including more than 130 Fortune 500 companies
- 80% of Palm units are synchronized at work; 40% paid for or reimbursed by company
- New wireless products coming in 2H'01 with robust e-mail capabilities
- Numerous enterprise apps available on Palm platform (eg Oracle, SAP, Siebel)

FORTUNE
5
HUNDRED

19
Palm, Inc. Confidential

Palm + Extended in the Enterprise tomorrow…

- Fortune 500 standardization based on significant infrastructure investment
- 80% of Palm handhelds are enterprise server connected
- Enterprises make "fleet" purchases of handhelds
- Palm offers best-of-breed, fully-integrated, end-to-end mobile and wireless e/mail solutions
- Major enterprise Independent Software Venders (ISV's) derive significant revenue from server supported mobile business applications
- Palm achieves recurring revenues and higher margins
- Palm able to counter Microsoft in middleware arena

20
Palm, Inc. Confidential

Palm, Inc. is proud to build its Enterprise business around Extended Systems!

Web

21
Palm, Inc. Confidential

Palm's new organization…

CEO
CEO Staff
Platform Solutions Group
Individual Solutions Group
Enterprise Solutions Group

22
Palm, Inc. Confidential

The power of the Palm brand is coming to you…simplicity, elegance, design…

23
Palm, Inc. Confidential

Becoming *Very* Palm.

Stewart Gill

Chief Human Resources Officer

Welcome to Palm!

- Why I'm excited about this transaction
- Why you should be excited
- Palm culture
- Palm compensation & benefits
- Next steps

26
Palm, Inc. Confidential

Palm team in Boise

- Judy Bruner
- Philippe Morali-Business Transition Manager
- Marlene Somsak
- Michael Cabot
- Nancy Barnett—HR Transition Manager

27
Palm, Inc. Confidential

The Palm Environment

- Building a 21st Century company
- Building the Palm Culture
- Zen of Palm
- We value cultural diversity
  - Our success has been achieved through innovation, and melding of many cultures and experiences
    - **3Com Sony HP SmartCode AnyDay.com Apple WeSync**

… and now Extended Systems!

28
Palm, Inc. Confidential

CULTURE

We Are Customer Focused
We strive to improve the quality of the way people work & live by anticipating & responding to their needs & delighting them & exceeding their expectations

We Must Make A Difference
We move with speed and innovation to create an environment which enables meaningful contributions resulting in both personal fulfillment & changing the world

We Create Change Both Externally & Internally
We quickly capitalize on the opportunity & ambiguity of change yet stay focused & hold our values constant. The organization will evolve as the market changes & new opportunities emerge

We Conduct Ourselves with Integrity
We demonstrate integrity through personal & collective ethics & honesty

We Will Win Globally Through Our Collective Energy & Excellence
We will collaborate internally to compete fiercely externally

29
Palm, Inc. Confidential

Comp & Benefits: Summary effect of Palm acquisition on ES employees

- **Stock options**
- **Benefits:**
  - Credit for ES service
  - Palm bonus plan
  - Employee stock purchase program
  - 401(k) retirement plan, employer contribution

30
Palm, Inc. Confidential

Compensation philosophy & programs at a glance...

Compensation Philosophy	Designed to attract and retain the best qualified people in the industry Equitable and based on sustained performance
Salary	Competitive to local markets
Performance-Based Incentives	Annual merit review process
Stock Option Programs	Annual stock option grant program
Bonus Programs	Company wide bonus program High-Five bonus program (cash or equity)

31
Palm, Inc. Confidential

Palm benefits

- **Health and Welfare Highlights**
  - Comprehensive medical, dental, and vision coverage
  - Exceptional disability and life insurance protection options
  - Valuable Employee Assistance Plan (EAP)
- **Retirement**
  - Enhanced savings opportunity
  - Save up to 22% of your eligible pay, with matching contributions from Palm of $0.50 on the first 6%
- **Paid Time Off**
  - Focus on Work/Life balance
  - Time for yourself and family

32
Palm, Inc. Confidential

A closer look at Palm…

- You're Invited
  - To visit special website just for you

https://www.joiningpalm.com

Username: palm

Password: es2palm

33
Palm, Inc. Confidential

Next steps…

March

- File registration statements
- Transition planning begins (Philippe Morali leads team)
- Ongoing and frequent updates on www.joiningpalm.com

April-May

- Palm HR reps on site regularly
- Transition planning continues

Late May-early June

- Transaction closes when regulatory approval completed

34
Palm, Inc. Confidential

Activities this week & beyond

Today **2:05 pm (MST) Public Announcement**	• Employee meeting in Boise • Global e-mail announcement to all ES and Palm employees
3:00 pm (MST)	• Analyst/press webcast from Boise • ES manager/supervisor meeting
12:30 pm (MST)	• Steve and Carl live video/audio conference with ES European and Asian employees
1:00 am (MST)	• Carl live video/audio conference with Palm European and Asian employees

35
Palm, Inc. Confidential

Activities this week & beyond

Tomorrow	• *European/Asian video/audio conference*
Early am	• ES managers distribute welcome packets
3 pm (PST)	• All-Palm employee meeting
March 13-31	• European road show
April 3-4	• Carl, Steve & Stewart visit ES' major European locations

36
Palm, Inc. Confidential

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the Merger, future financial and operating results of the combined company and benefits of the pending merger between Palm and Extended Systems. The proposed merger remains subject to a number of conditions, including approval by the stockholders of Extended Systems, and antitrust regulatory approvals. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Palm and Extended Systems; costs related to the proposed merger; labor integration issues; the economic environment of the software and mobile computing industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by Palm and Extended Systems with the Securities and Exchange Commission. Neither Palm or Extended Systems is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, Extended Systems and Palm will jointly file a proxy statement-prospectus and Palm will file a registration statement on Form S-4, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm and Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the proxy statement-prospectus (when available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems by directing a request to Extended Systems, Attention: Heather Markum,, (208) 322-7575.

Extended Systems and its directors and certain of its executive officers may be deemed, under sec rules, to be soliciting proxies from Extended System’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC on March 7, 2001, and available free of charge at the SEC website and public reference rooms, and from the Extended Systems contact named above.